Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence June 1, 2020 Ms. Megan Miller Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:         SPDR® Index Shares Funds (File Nos. 333-92106 and 811-21145) (the “Registrant”)

Dear Ms. Miller:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, April 1, 2020, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain of the Registrant’s filings. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

1.

Comment: With respect to series of the Registrant that invest in futures contracts, in the notes to the financial statements, please expand the disclosure to explain where the initial margin with respect to the futures contracts is shown on the Statement of Assets and Liabilities.

Response: The Registrant will include additional disclosures in the Notes to Financial Statements in future shareholder reports to identify the location of the initial margin deposit for futures contracts – for securities deposited as initial margin, if any, as designated on the Schedule of Investments and cash deposited, if any, as shown on the Statement of Assets and Liabilities. The Registrant reported the initial margin deposit for futures contracts, separately, as “Cash at Broker” on the Statement of Assets and Liabilities in the September 30, 2019 annual report for the SPDR Portfolio Emerging Markets ETF, which was the only series of the Registrant that had futures contracts outstanding as-of fiscal year-end.

2.

Comment: With respect to certain series of the Registrant, the Staff notes in the Schedule of Investments, investments are reported by country. As required by paragraph 20-21 of FASB ASC 825-10-50, in addition to the categorization chosen, any other significant type of concentration of credit risk should be reported. Please update the disclosure accordingly in future Form N-CSR filings.

Response:    The Registrant intends to include a supplemental summary table using a different categorization (i.e., a sector or industry table where the Schedule of Investments is presented by country) for certain international/global funds, including instances when there are significant concentrations of credit risk at a country and/or industry level. This supplemental summary table will be placed beneath the Schedule of Investments in future shareholder reports.

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Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:     Andrew DeLorme, Esq.

W. John McGuire, Esq.